(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six month periods ended June 30, 2017

Throughout this Management’s Discussion and Analysis (“MD&A”), Eldorado, we, us, our and the Company mean Eldorado Gold Corporation. This quarter means the second quarter of 2017. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of July 27, 2017. You should also read our audited consolidated financial statements for the year ended December 31, 2016 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited condensed consolidated financial statements for the three and six-month periods ended June 30, 2017 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form (“AIF”), on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates mines around the world. Its activities involve all facets of the mining industry including exploration, evaluation and development, production, and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)

Gold projects:

•	Olympias, in Greece (95%)
•	Skouries, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Certej, in Romania (81%)
•	Tocantinzinho, in Brazil (100%)
•	Lamaque, in Canada (100%, effective July 10, 2017)

Other mines:

•	Stratoni – Lead and Zinc Concentrates, in Greece (95%)
•	Vila Nova – Iron Ore, in Brazil (100%)

Eldorado is listed on the following exchanges:

•	Toronto Stock Exchange (“TSX”) under the symbol ELD
•	New York Stock Exchange (“NYSE”) under the symbol EGO

1

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six month periods ended June 30, 2017

Second Quarter Summary Results

Select Consolidated Financial Information and Corporate Developments

•	Completed the acquisition of Integra Gold Corporation (“Integra”) on July 10, 2017, pursuant to the plan of arrangement originally announced on May 15, 2017. The total consideration was approximately $360 million, inclusive of Integra shares held by Eldorado.
•	Profit attributable to shareholders of the Company was $11.2 million ($0.02 per share) in the second quarter of 2017, compared to a loss attributable to shareholders of the Company of $329.9 million ($0.46 per share) in the second quarter of 2016 (which included $339.0 million loss on re-measurement of Chinese assets).
•	Gold revenues from continuing operations in the second quarter of 2017 were $72.2 million (2016: $98.3 million) on sales of 57,206 ounces of gold at an average realized gold price of $1,262 per ounce (2016: 77,623 ounces at $1,267 per ounce).
•	At quarter-end the Company reported liquidity of $1,002.1 million, including $752.1 million in cash, cash equivalents and term deposits, and $250.0 million in undrawn lines of credit. Cash, cash equivalents and terms deposits after payment for the acquisition of Integra was $609.3 million.

Select Performance Measures (1)

•	Gold production of 63,692 ounces, including Olympias pre-commercial production (2016: 73,330 ounces from continuing operations; 124,110 ounces including discontinued operations).
•	Cash operating costs averaged $484 per ounce (2016: $490 per ounce from continuing operations; $607 per ounce including discontinued operations).
•	All-in sustaining cash costs averaged $846 per ounce (2016: $933 per ounce including discontinued operations).
•	Gross profit from gold mining operations of $28.1 million (2016: $41.4 million from continuing operations; $55.5 million including discontinued operations).
•	Adjusted net earnings of $6.3 million ($0.01 per share) compared to an adjusted net earnings of $11.7 million ($0.01 per share) in 2016.
•	Cash generated from operating activities before changes in non-cash working capital was $16.9 million (2016: $29.6 million from continuing operations).
(1)	Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cash cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 8 for an explanation and discussion of these non-IFRS measures.

2

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six month periods ended June 30, 2017

Summarized Financial Results

Continuing Operations

	3 months ended June 30,		6 months ended June 30,
	2017	2016	2017	2016
Revenues	82.7	107.1	194.6	201.8
Gold revenues	72.2	98.3	162.7	188.8
Gold sold (ounces)	57,206	77,623	131,274	152,606
Average realized gold price ($/ounce)	1,262	1,267	1,240	1,237
Cash operating costs – gold mines ($/ounce)	484	490	474	504
Total cash costs – gold mines ($/ounce)	502	505	492	521
Gross profit from gold mining operations	28.1	41.4	65.1	73.5
Cash flow from operating activities [1]	16.9	29.6	45.1	38.0

Including Discontinued Operations

	3 months ended June 30,		6 months ended June 30,
	2017	2016	2017	2016
Revenues	82.7	171.5	194.6	335.7
Gold revenues	72.2	162.7	162.7	322.6
Gold sold (ounces)	57,206	128,090	131,274	261,557
Average realized gold price ($/ounce)	1,262	1,270	1,240	1,233
Cash operating costs – gold mines ($/ounce)	484	607	474	605
Total cash costs – gold mines ($/ounce)	502	650	492	654
All-in sustaining cash cost – gold mines ($/ounce)	846	933	826	908
Gross profit from gold mining operations	28.1	55.5	65.1	96.6
Adjusted net earnings	6.3	11.7	16.7	11.0
Net profit (loss) [2]	11.2	(329.9)	15.0	(332.3)
Earnings (loss) per share – basic ($/share) [2]	0.02	(0.46)	0.02	(0.46)
Earnings (loss) per share – diluted ($/share) [2]	0.02	(0.46)	0.02	(0.46)
(1)	Before changes in non-cash working capital.
(2)	Attributable to shareholders of the Company.

Review of Quarterly Financial Results

Profit attributable to shareholders of the Company for this quarter was $11.2 million, (or $0.02 per share), compared to a loss of $329.9 million, (or $0.46 per share) in the second quarter of 2016 (which included $339.0 million loss on re-measurement of Chinese assets). Adjusted net earnings for the quarter were $6.3 million ($0.01 per share) as compared to an adjusted net earnings of $11.7 million ($0.01 per share) for the second quarter of 2016. The main difference between profit and adjusted earnings in the second quarter of 2017 was the fluctuation on foreign exchange translation of deferred income tax balances in Turkey, Greece and Brazil (see page 11 for a reconciliation of profit to adjusted earnings).

Gold sales of 57,206 ounces and gross profit from continuing operations were lower year over year due to lower production and sales at Kisladag and shipping delays at Efemcukuru. General and administrative expenses increased $0.8 million year over year due to reorganization costs in Vancouver and Greece. Exploration expense increased $3.8 million including $1.6 million related to exploration activities at Stratoni. Mine standby costs of $1.3 million were recorded in the second quarter of 2017 related to Vila Nova, Perama Hill and Skouries underground development (2016: $5.8 million mainly related to the temporary suspension of Skouries development from January through May).

3

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six month periods ended June 30, 2017

The quarterly effective tax rate of negative 58% was lower than an expected rate of approximately 20% to 30% mainly due to favourable foreign exchange effects which were somewhat offset by withholding tax accruals in Turkey.

Acquisition of Integra

On May 15, 2017, the Company announced that it had entered into a definitive agreement with Integra Gold Corporation, pursuant to which Eldorado agreed to acquire all of the issued and outstanding common shares of Integra that it does not currently own, by way of a plan of arrangement (“Arrangement”). Pursuant to the Arrangement, Integra shareholders collectively received, for all the issued common shares of Integra that Eldorado did not already own, approximately CAD$129 million cash and 77 million common shares of Eldorado (representing approximately 10% of the total issued common shares of Eldorado, post-completion of the Arrangement). Total consideration was approximately $360 million, inclusive of Integra shares held by Eldorado. The Arrangement was successfully completed on July 10, 2017.

2017 Outlook

In 2017 Eldorado expects to produce 290,000 – 340,000 ounces of gold, including pre-commercial ounces from Olympias Phase II. Cash costs are forecasted at $500 per ounce, with all-in sustaining cash costs expected to be approximately $900 per ounce.

In early June, the Greek Ministry of Environment and Energy (the “Ministry”) issued a press release indicating it requested the Greek Council of State to take preparatory steps to initiate arbitration proceedings with the Company, however provided no specific or additional details. The Company has not yet received arbitration notice, but if initiated could take a minimum of four months. Meanwhile, permits applied for remain unissued and the 2017 guidance on Skouries capital spending and start-up has been revised accordingly. The Company continues to evaluate all capital spending and development timelines at its projects in Greece.

As at June 30, 2017, the Company’s balance sheet remains strong with $752 million in cash, cash equivalents and term deposits and $250 million in undrawn credit lines. Cash, cash equivalents and terms deposits after payment for the acquisition of Integra was $609.3 million. Sustaining capital for our Turkish gold mining operations in 2017 remains at approximately $70 million. Based on current plans, expenditures for project development are being revised downwards to $225 million. Exploration expenditures guidance for 2017 remains at $35 million, with a balanced focus on resource delineation and brownfield drilling at existing operations, advancing early-stage projects, and project generation.

4

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six month periods ended June 30, 2017

Operations Update

Gold Operations

	3 months ended June 30,		6 months ended June 30,
Continuing Operations:	2017	2016	2017	2016
Kisladag
Ounces produced	38,456	49,924	91,100	102,300
Cash operating costs ($/ounce)	464	479	454	508
Total cash cost ($/ounce)	478	497	470	525
Sustaining capex	4.9	6.2	10.0	13.2
Efemcukuru
Ounces produced	23,184	23,406	45,712	50,922
Cash operating costs ($/ounce)	525	509	519	495
Total cash cost ($/ounce)	552	521	541	512
Sustaining capex	5.6	7.2	9.5	12.0
Olympias
Ounces produced (1)	2,052	0	2,052	2,774
Sustaining capex	n/a	n/a	n/a	n/a
Total
Ounces produced	63,692	73,330	138,864	155,996
Cash operating costs ($/ounce)	484	490	474	504
Total cash cost ($/ounce)	502	505	492	521
Sustaining capex	10.5	13.4	19.4	25.2
(1)	Includes pre-commercial production in 2017 and production from tailings retreatment in 2016.

Kisladag

Operating Data	3 months ended June 30,		6 months ended June 30,
	2017	2016	2017	2016
Tonnes placed on pad	3,288,604	4,256,279	6,516,010	8,303,175
Average treated head grade (g/t Au)	0.82	0.81	0.97	0.77
Gold (ounces)
- Produced	38,456	49,924	91,100	102,300
- Sold	38,452	49,942	91,235	102,621
Cash operating costs ($/ounce)	464	479	454	508
Total cash costs ($/ounce)	478	497	470	525
Financial Data
Gold revenues	$48.5	$63.0	$112.9	$125.5
Depreciation and depletion	$7.7	$9.0	$17.1	$20.6
Gross profit from mining operations	$22.4	$29.2	$52.9	$51.0
Sustaining capital expenditures	$4.9	$6.2	$10.0	$13.2

Kisladag reported gold production of 38,456 ounces for the quarter, down 23% year-on-year. Reduced solution grades resulted from continued slow leaching of higher pad stack heights and increased cyanide requirements. During the quarter, the placement of estimated recoverable gold on the leach pad proceeded as planned, however, gold solution grade and consequently gold recovery from the leach pad lagged internal expectations throughout the quarter.

5

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six month periods ended June 30, 2017

Recent laboratory tests, where solution chemistry was adjusted, have indicated normal recovery rates. More time is now required to adjust the overall pad solution chemistry and allow solution to flow through the leach pad. With the current stack height being approximately 80 metres at the highest point, vertical flow rates are approximately one metre per day. Sustaining capital expenditures include waste stripping construction.

Efemcukuru

Operating Data	3 months ended June 30,		6 months ended June 30,
	2017	2016	2017	2016
Tonnes milled	124,961	120,044	240,755	236,531
Average treated head grade (g/t Au)	6.64	6.95	6.70	7.45
Average recovery rate (to concentrate)	86.9%	92.6%	88.1%	94.3%
Gold (ounces)
- Produced	23,184	23,406	45,712	50,922
- Sold	18,754	27,681	40,039	49,985
Cash operating costs ($/ounce)	525	509	519	495
Total cash costs ($/ounce)	552	521	541	512
Financial Data
Gold revenues	$23.7	$35.4	$49.8	$63.3
Depreciation and depletion	$7.7	$8.7	$16.0	$15.2
Gross profit from mining operations	$5.6	$12.2	$12.2	$22.5
Sustaining capital expenditures	$5.6	$7.2	$9.5	$12.0

Gold production of 23,184 ounces for the quarter was in-line year-on-year. Total gold ounces sold were lower due to shipping delays due to a Turkish religious holiday. Cash operating costs of $525 per ounce were higher year-on-year due to lower mined grade. Capital expenditures included underground development, mine equipment overhauls, and process and waste rock/tailings facilities construction projects.

Stratoni

Operating Data	3 months ended June 30,		6 months ended June 30,
	2017	2016	2017	2016
Tonnes ore processed (dry)	41,848	51,770	86,475	82,470
Pb grade	6.1%	6.40%	5.8%	6.40%
Zn grade	9.4%	9.68%	10.0%	9.43%
Tonnes of concentrate produced	10,157	13,257	21,756	20,740
Tonnes of concentrate sold	8,351	10,252	23,186	14,860
Average realized concentrate price ($/tonne)	1,146 [1]	755 [1]	1,179 [1]	755 [1]
Cash Costs ($/tonne of concentrate sold)	1,012	843	884	858
Financial Data
Concentrate revenues	$9.6	$7.7	$27.3	$11.2
Depreciation and depletion	$0.0	$0.0	$0.0	$0.0
Gross profit (loss) from mining operations	$0.9	($1.0)	$6.0	($1.7)
Sustaining capital expenditures	$0.3	$0.9	$0.3	$2.0

1 Average realized price includes mark to market adjustments.

6

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six month periods ended June 30, 2017

Concentrate production for the quarter was lower year-on-year due to a reduction in ore tonnes processed and slightly lower mined grades. The expected reduced grade and tonnage performance reflects the continuing depletion of the current mineable ore reserves remaining at the Mavres Petres mine.

Vila Nova

The Vila Nova mine and plant remained on care and maintenance during the quarter. During the quarter a total of 44,824 tonnes were sold from iron ore stockpiles.

Development Projects

Olympias

Olympias Phase II was substantially completed during the quarter. Wet commissioning of the plant began in early May. The plant operated under commissioning control through the remainder of the month and under operations control for trial production in June. Gold production of 2,052 ounces for the quarter is considered pre-commercial. Commissioning is progressing well with lead/silver, zinc and gold concentrates being moved into market, however a bottleneck in the tailings filtration stage is limiting capacity to approximately 60% of design throughput. An engineering solution is being advanced and is expected to be implemented during the third quarter. Commercial production is now expected by the end of the year.

Capital spending for the quarter at Olympias was $27.1 million, with the majority deployed for continued underground development and rehabilitation in the Olympias underground, construction of the Phase II plant, and construction works in the Kokkinolakkas tailings management facility.

Due to this slower than expected start-up, 2017 guidance at Olympias has been reduced to 20,000 to 30,000 ounces from 40,000 to 50,000 ounces.

Skouries

Work continued in the quarter with the onset of better weather conditions. Building erection work commenced with key covered storage in place by quarter end. Tree clearing in the tailings dam area began along with continued construction of the access road through the base of the dam, as well as enabling works that are key for the start of the tailings embankment construction. Earthworks also continued on the tailings thickener foundations and the stockpile dome embankments, with both close to final grade by quarter end.

Total capital expenditure for the quarter was $18.6 million. Capital expenditure continues to lag behind plans and it is now estimated that $80-90 million will be spent in 2017 compared to the original guidance of $170–$200 million. Delays in capital expenditure are attributable to the slower start to the year in combination with ongoing delays in the granting required permits by the Greek government to enable required ramp-up in construction activities. Production is now targeted for 2020.

Tocantinzinho

The installation licence for the site was issued by the Para State Government during the quarter, however the road and power line licence applications are still under review. Basic engineering is largely complete for the process plant and detailed infrastructure engineering was completed during the quarter. Work continued on the detailed design required for tailings and solution pond permit applications and all permit approvals are expected during the first quarter of 2018. A total of $2.5 million was spent during the quarter.

7

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six month periods ended June 30, 2017

Certej

Engineering and design work continued in order to support the permitting of the oxidative process, tailings and waste management facilities.  Optimization studies were completed on the metallurgical process. Tailings and waste management studies continued with a selection of an optimum tailings pond and waste dump location from a short list of suitable locations.

Permitting level designs will be completed based on the selected option.  Engineering and permitting for offsite infrastructure continued with work progressing on the main power line, mine access road, water tanks and water supply pipeline. A total of $4.2 million was spent during the quarter.

Perama Hill

The project remains on care and maintenance pending receipt of the Environmental Impact Study permit.

Exploration

During the quarter the Company completed 21,650 metres of exploration drilling at the Company’s exploration projects and mines. Exploration expenditures for the quarter totalled $8.6 million.

Turkey

Exploration in Turkey included reconnaissance programs in the western part of the country, evaluating the potential for epithermal and porphyry systems associated with Tertiary volcanic centers. Drilling at the Efemcukuru mine targeted extensions to the Kokarpinar and Kestane Beleni veins.

Romania

Fieldwork in Romania during the quarter focused on drilling at the Bolcana and Sacaramb projects. Initial results confirm that strong mineralization in the Bolcana system continues to depth and extends further to the west than was previously recognized.

Serbia

Exploration during the quarter focused on the KMC project. Drilling is now testing extensions to high-grade zones at Copper Canyon and Gradina, as well as new targets on the property.

Greece

In Greece, exploration activities focused on the Stratoni corridor, and included drilling the down-dip portion of the Mavres Petres orebody and designed to convert existing inferred resources and identify new resources.

Non-IFRS Measures

Throughout this document we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

8

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six month periods ended June 30, 2017

Cash Operating Cost, Total Cash Cost

The table below reconciles cash operating cost and total cash cost to operating costs. We calculate costs according to the Gold Institute Standard.

Reconciliation of cash operating costs to production costs for continuing operations
	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Production costs (from consolidated income statement)	39.4	48.9	90.1	94.1
Vila Nova and Stratoni production costs	9.4	8.7	23.2	12.9
Production costs – excluding Vila Nova and Stratoni	30.0	40.2	66.9	81.2
By-product credits and other adjustments	(1.3)	(1.0)	(2.3)	(1.7)
Total cash cost	28.7	39.2	64.6	79.5
Royalty expense and production taxes	(1.0)	(1.2)	(2.4)	(2.6)
Cash operating cost	27.7	38.0	62.2	76.9
Gold ounces sold	57,206	77,623	131,274	152,606
Total cash cost per ounce sold	502	505	492	521
Cash operating cost per ounce sold	484	490	474	504

Reconciliation of cash operating costs to production costs (including discontinued operations for 2016)
	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Production costs – excluding Vila Nova and Stratoni	30.0	40.2	66.9	81.2
Production costs – discontinued operations	0.0	44.2	0.0	91.9
Production costs – including discontinued operations	30.0	84.4	66.9	173.1
By-product credits and other adjustments	(1.3)	(1.1)	(2.3)	(1.9)
Total cash cost – including discontinued operations	28.7	83.3	64.6	171.2
Royalty expense and production taxes	(1.0)	(5.6)	(2.4)	(13.0)
Cash operating cost – including discontinued operations	27.7	77.7	62.2	158.2
Gold ounces sold – including discontinued operations	57,206	128,090	131,274	261,557
Total cash cost per ounce sold – including discontinued operations	502	650	492	654
Cash operating cost per ounce sold – including discontinued operations	484	607	474	605

All-in Sustaining Cash Cost

All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site, and exclude all expenditures at the Company’s projects. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

9

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six month periods ended June 30, 2017

Calculation of all-in sustaining cash costs (including discontinued operations in 2016)
	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Total cash cost – including discontinued operations	28.7	83.3	64.6	171.2
Sustaining capital spending at operating gold mines	10.5	16.7	19.4	32.9
Exploration spending at operating gold mines	0.2	1.5	0.3	2.6
General and administrative expenses (1)	9.0	18.0	24.1	30.8
All-in sustaining cash costs – including discontinued operations	48.4	119.5	108.4	237.5
Gold ounces sold – including discontinued operations	57,206	128,090	131,274	261,557
All-in sustaining cash cost per ounce sold – including discontinued operations	846	933	826	908
(1)	Excludes G&A expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense as well as asset retirement obligation accretion expense.

Cash Flow from Operations before Changes in Non-cash Working Capital

We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. We believe this provides an alternative indication of our cash flow from operations and may be meaningful to investors in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Adjusted Net Earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

10

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six month periods ended June 30, 2017

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the years ended December 31:

Reconciliation of adjusted net earnings to consolidated net earnings (loss)	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Net (loss) earnings attributable to shareholders	11.2	(329.9)	15.0	(332.3)
Loss on disposal of assets	0.0	0.0	0.2	0.2
Loss on disposition of subsidiary	(0.2)	0.0	2.8	0.0
Losses (gains) on available-for-sale securities	0.0	0.6	0.0	4.9
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	(5.6)	1.5	(1.1)	(2.7)
Deferred tax recovery from gain in Other Comprehensive Income	(0.5)	(3.1)	(2.6)	(3.1)
Transaction costs	0.0	4.0	0.0	4.4
Inventory write-down	0.0	0.0	0.0	0.0
Write-down of assets	1.4	(0.4)	2.4	0.6
Post-tax loss on re-measurement to fair value less costs to sell	0.0	339.0	0.0	339.0
Total adjusted net earnings	6.3	11.7	16.7	11.0
Weighted average shares outstanding	716,824	716,587	716,713	716,587
Adjusted net earnings ($/share)	0.01	0.01	0.02	0.01

Gross Profit from Gold Mining Operations

Gross profit from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Quarterly Results

Millions (except per share amounts)

	2017	2017	2016	2016	2016	2016	2015	2015
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues	$82.7	$111.9	$140.6	$174.0	$171.5	$164.1	$199.3	$211.5
Profit (loss)(1)	$11.2	$3.8	($32.5)	$20.7	($329.9)	($2.5)	($1,238.0)	($96.1)
Earnings (loss) per share(1)
- basic	$0.02	$0.01	($0.05)	$0.03	($0.46)	($0.00)	($1.73)	($0.13)
- diluted	$0.02	$0.01	($0.05)	$0.03	($0.46)	($0.00)	($1.73)	($0.13)

(1) Attributable to shareholders of the Company

The second quarter of 2016 was affected by the re-measurement of the Company’s Chinese assets while the quarterly profit for the fourth quarter of 2015 was affected by impairments of goodwill and property, plant and equipment related to Skouries, Stratoni and Tanjianshan.

Financial Condition & Liquidity

Operating Activities

Net cash used by operating activities was $27.7 million (2016: cash provided $2.5 million, including discontinued operations). Operating activities before changes in non-cash working capital from continuing operations generated $16.9 million in cash in the second quarter of 2017 compared to $29.6 million in 2016.

11

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six month periods ended June 30, 2017

Investing Activities

The Company invested $ 75.1 million in capital expenditures this quarter. Evaluation and development expenditures, including capitalized drilling programs, totalled $54.6 million while sustaining capital spending at our producing mines totalled $10.8 million. A total of $9.2 million in bond interest was also charged to capital projects. The remaining $0.5 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, and Romania.

Financing Activities

In line with terms and Conditions of the Company’s Dividend Policy, where no dividend is paid on a realized gold price under $1,250 for gold sold in the prior six months, the Company will suspend the cash payment of its semi-annual dividend effective the third quarter of 2017. The realized price by the Company on gold sold during the first half of 2017 was $1,240.

Capital Resources

	June 30, 2017	December 31. 2016
Cash, cash equivalents and term deposits	752.1	888.5
Working capital	926.6	1,001.5
Restricted collateralized accounts	0.3	0.2
Debt – current and long-term	592.7	591.6

Management believes that the working capital at June 30, 2017, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2017 and beyond.

Contractual Obligations

As at June 30, 2017

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt	-	-	600.0	-	600.0
Capital leases	0.4	0.2	-	-	0.6
Operating leases	7.4	20.1	59.5	4.0	91.0
Purchase obligations	48.9	1.2	0.1	-	50.2
Totals	56.7	21.5	659.6	4.0	741.8

Purchase obligations relate primarily to mine development expenditures in Greece and mine operating costs in Turkey. The table does not include interest on debt.

As at June 30, 2017, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 45,800 dry metric tonnes of zinc concentrates, 11,200 dry metric tonnes of lead/silver concentrates, and 95,000 dry metric tonnes of gold concentrate, including the 18,000 dmt that remained to be delivered in 2016 that have been deferred to 2017, through the financial year ending December 31, 2017.

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(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six month periods ended June 30, 2017

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher every April by 1%.  For the period April 2017 through to March 2018, this amount is equal to $4.22 per ounce.

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favor of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR 50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

In June 2017, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favor of the Greek Ministry of Environment and Energy, in the amount of EUR 7.5 million, as security for the due and proper performance of the Kokinolakas Tailings Management Facility, committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 45 basis points.

As at June 30, 2017, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 24,000 dry metric tonnes of gold concentrate through the financial year ending December 31, 2017.

Debt

Senior Notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $7.3 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at June 30, 2017 is $614.8 million.

Equity

Common shares outstanding - as of June 30, 2017 - as of July 27, 2017	716,829,782 794,010,680
Share purchase options - as of July 27, 2017 (Weighted average exercise price per share: $6.07 Cdn)	30,129,367

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(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six month periods ended June 30, 2017

Other Information

New Accounting Developments

The following standard has been published and is mandatory for Eldorado's annual accounting periods no earlier than January 1, 2018:

•	IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. IFRS 2 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard. A detailed review will be completed during the second half of 2017. The Company does not currently expect the impact of these changes to be material.

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company expects the classification of its financial assets and liabilities to remain consistent under the new standard, with the possible exception of equity securities. Under the new standard, equity investments that move through other comprehensive income can be recorded directly into its profit and loss results or continue recording against other comprehensive income with no profit and loss effect on sale. If the Company does not make an election, changes in fair value of the equity securities will be recognized in profit and loss results. The company does not expect to apply hedge accounting to hedge components of its non-financial items. A detailed review will be completed during the second half of 2017.

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard, primarily analyzing its doré and concentrate sale agreements. The new standard is not expected to significantly affect the gross amount of revenue recognized by the Company but the timing of recognition might differ. This will be closely tied to the timing of transfer of control to customers. A detailed review of contracts is underway and it is expected to be completed during the second half of 2017.

•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.
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(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six month periods ended June 30, 2017

The Company is currently evaluating all operating leases as it is expected that, under this standard, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those classified as operating leases under the existing standard. This implies higher amount of depreciation expense and interest on lease liabilities that will be recorded in the Company’s profit and loss results. Additionally, a corresponding reduction in general and administrative costs and/or production costs is expected.

Internal Controls over Financial Reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the second quarter of 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Qualified Person

Except as otherwise noted, Paul Skayman, P. Eng., our Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-Looking Information and Risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans, outlook, and future financial and operating performance, the price of gold and other commodities, our cash costs targets, production and expenditures, our mineral reserve and resource estimates, our proposed exploration, development and acquisitions; our expectations as to future performance at our mines, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, continue, projected, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, estimates and opinions including things like the future price of gold and other commodities, the political, economic, permitting and legal environment in which we operate, currency exchange rates, anticipated costs and spending, production, mineral reserve and resource estimates and metallurgical recoveries, impact and integration of acquisitions, dispositions, suspensions or delays on our business and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	volatility of global and local economic climate and geopolitical risk
•	title, permitting and licensing risks,
•	gold and other metal price and currency volatility and the impact of any hedging activities,
•	risks associated with mining operations and development,
•	risks of operating in foreign countries,
•	regulatory risks,
•	actual and estimated production and cost of production,
•	discrepancies between actual and estimated mineral reserves and resources,

•	the speculative nature of gold exploration,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.

15

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS for the three and six month periods ended June 30, 2017

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

The Company’s operations are subject to a number of risks and other uncertainties, including risks related to the Company’s foreign operations, government, environmental and other regulations and operating costs. Occurrence of various factors and uncertainties of risk cannot be accurately predicted and could cause actual results to differ significantly from our current expectations and result in a material adverse effect on the Company’s operations or profitability. A comprehensive discussion of the Company’s risks and uncertainties is set out in our Annual Information Form dated March 30, 2017. By this reference we hereby incorporate this discussion as a part of this MD&A. The reader is directed to carefully review this discussion for a proper understanding of these risks and uncertainties.

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